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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                                      OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 3)
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                                ---------------
                     MERIDIAN POINT REALTY TRUST VIII CO.
                           (NAME OF SUBJECT COMPANY)
                                ---------------
                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                                   (BIDDERS)
                                ---------------
                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
                 PREFERRED SHARES, $0.001 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                ---------------
                                  589954-10-6
                                  589954-20-5
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                                ---------------
                              DAVID H. HOSTER II
                           EASTGROUP-MERIDIAN, INC.
                        C/O EASTGROUP PROPERTIES, INC.
                             300 ONE JACKSON PLACE
                            188 EAST CAPITOL STREET
                        JACKSON, MISSISSIPPI 39201-2195
                                (601) 354-3555
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                ---------------
                                  COPIES TO:
                            JOSEPH P. KUBAREK, ESQ.
                       JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                            BUFFALO, NEW YORK 14202
                                (716) 856-0600
                                ---------------
                               FEBRUARY 18, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
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
                  $52,578,175                            $10,515.64

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*  For purposes of calculating amount of filing fee only. The amount assumes the purchase of 1,709,937 Common Shares, $0.001 par value per share, at a price per Common Share of $8.50 in cash, and the purchase of 3,804,371 Preferred Shares, $0.001 par value per share, at a price per Preferred Share of $10.00 in cash.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: None           Filing Party: N/A
      Form or Registration No.: N/A          Date Filed: N/A

                              PAGE 1 OF 230 PAGES

                            EXHIBIT INDEX ON PAGE 5

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



                                 14D-1 & 13D/A
        CUSIP NO.                                         PAGE 2 OF 6 PAGES

       589954-20-5


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EastGroup Properties, Inc.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [_]
                                                                        (B) [_]

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     3   SEC USE ONLY


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     4   SOURCE OF FUNDS*

         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                     [_]


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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
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     7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,469,556 Preferred Shares
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     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES*                                                    [_]


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     9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         27.9%
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    10   TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

  This Tender Offer Statement on Schedule 14D-1 also constitutes an amendment to the Statement on Schedule 13D with respect to the acquisition by EastGroup-Meridian, Inc. (the "Purchaser") and EastGroup Properties, Inc. ("EastGroup") of beneficial ownership of the common shares, par value $0.001 per share (the "Common Shares") and preferred shares, par value $0.001 per share (the "Preferred Shares") (collectively, the Common Shares and Preferred Shares are referred to herein as "Shares") pursuant to the Offer (as defined below). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Company"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

  (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares of the Company at a price of $8.50 per Common Share, net to the seller in cash (the "Common Share Offer Price"), and $10.00 per Preferred Share, net to the seller in cash (the "Preferred Share Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" to the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Missouri corporation, and EastGroup, a Maryland corporation. The Purchaser is a wholly-owned subsidiary of EastGroup. Information concerning the principal business and the address of the principal offices of EastGroup and the Purchaser is set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of EastGroup and the Purchaser are set forth in Annex I ("Certain Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser"), respectively, to the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) The information set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 16 ("Certain Legal Matters"), Annex I ("Certain Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a) None.

  (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private
Transactions") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotations; and Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) and (b) The information set forth in "Introduction," Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in "Introduction," Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in "Introduction" and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser") of the Offer to Purchase is incorporated herein by reference and EastGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and EastGroup's Quarterly Report on Form 10-Q for the period ended September 30, 1997 are also incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private
Transactions") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of February 18, 1998 among EastGroup, the Purchaser and the Company, EastGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, EastGroup's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS*

  (a)(1) Offer to Purchase.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees.

  (a)(4) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Press Release dated February 18, 1998.

  (a)(7) Form of Summary Advertisement dated February 23, 1998.

  (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b)(1) 1997 Amended and Restated Promissory Note dated as of October 1,
         1997.

  (b)(2) First Amended and Restated Loan Agreement dated as of June 29, 1994.

  (b)(3) First Amendment to First Amended and Restated Loan Agreement dated as of October 31, 1994.

  (b)(4) Second Amendment to First Amended and Restated Loan Agreement and First Amendment to First Amended and Restated Promissory Note dated as of July 12, 1995.

  (b)(5) Third Amendment to First Amended and Restated Loan Agreement and Second Amendment to First Amended and Restated Promissory Note dated as of June 1, 1996.

  (b)(6) Fourth Amendment to First Amended and Restated Loan Agreement dated as of March 27, 1997.

  (b)(7) Fifth Amendment to First Amended and Restated Loan Agreement dated as of June 20, 1997.

  (b)(8) Sixth Amendment to First Amended and Restated Loan Agreement and Third Amendment to First Amended and Restated Promissory Note dated October 1, 1997.

  (c)(1) Agreement and Plan of Merger dated as of February 18, 1998, among EastGroup, the Purchaser and the Company.

  (c)(2) Confidentiality Agreement dated as of February 10, 1998, between EastGroup and the Company.

  (c)(3) Dealer Manager Agreement dated as of February 19, 1998, between EastGroup, the Purchaser and PaineWebber Incorporated.

  (d)  None.

  (e)  Not applicable.

  (f)  None.
--------
  * EastGroup and the Purchaser hereby undertake to provide the Securities and Exchange Commission, upon request, with any omitted schedule or exhibit to any of the documents filed herewith as Exhibits.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1998                  EastGroup Properties, Inc.



                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                             Name:N. Keith McKey
                                             Title:Executive Vice President


                                          EastGroup-Meridian, Inc.



                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                             Name:N. Keith McKey
                                             Title:Vice President